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                                                                       EXHIBIT 1


                 BY-LAWS OF GRUPO IUSACELL CELULAR, S.A. DE C.V.


                                    CHAPTER I

                       CORPORATE NAME, PURPOSE, DURATION,
                            DOMICILE AND NATIONALITY

         ARTICLE ONE.- The name of the Company is "GRUPO IUSACELL CELULAR." This name shall be followed by the words "Sociedad Anonima de Capital Variable" [Variable Capital Corporation], or their abbreviation, "S.A. de C.V.".

         ARTICLE TWO.- The corporate purpose of the Company is:

         1.- The industrial and commercial promotion and development of companies, both domestic and foreign;

         2.- To promote, constitute, establish, organize, develop, exploit, manage and represent all kinds of mercantile or civil companies or partnerships of another nature, including to acquire or subscribe for shares and interests in such companies;

         3.- The acquisition, negotiation, custody and disposal of any instruments, shares, bonds, obligations and, in general, credit instruments, securities and interests of mercantile or civil companies, or partnerships of another nature, both domestic and foreign;

         4.- To acquire title to or lease and to dispose of any kind of personal property, as well as physical rights necessary for its corporate purpose, and to obtain all types of loans;

         5.- To obtain, by any legal title, all kinds of loans, credits, financings and all other resources necessary to achieve the corporate objectives, with or without a specific guarantee, including, without limitation, the issuance of bonds, mortgage certificates, secured or unsecured obligations and commercial paper with the participation of the institutions or authorities provided for by the applicable laws, as well as to grant, by any legal title, all kinds of loans, credits, financings, guarantees and all other resources necessary, without or without a specific guarantee, with respect to companies or partnerships of which it holds shares or in which it has an interest, as well as those of its controlling or companies under common control with it; and to guarantee obligations of third parties;

         6.- To issue, draw, endorse, accept, guarantee, discount, subscribe for, acquire, assign, dispose of and, in general, negotiate all kinds of credit instruments and personal property, including, without limitation, shares, obligations, interests or participations in other companies or businesses;

         7.- To obtain, acquire, register, negotiate and grant the use and enjoyment of all kinds of patents, trademarks and trade names, franchises, inventions, processes, options and copyrights; produce and use works susceptible of protection by copyright and related rights, as well as to acquire the ownership of rights thereon and to perform all legal acts with respect thereto, both in Mexico and abroad;

         8.- To render all kinds of technical, administrative, supervisory, organizational, marketing, investigatory, developmental, engineering, human resources and public relations services or assistance and, in general, to render any kind of services related with the industrial, commercial or service activities of firms, companies and partnerships, whether in Mexico or abroad, and to receive such services;


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         9.- To acquire, possess, import, export, dispose of, build, lease, purchase, sell, encumber, mortgage, negotiate, take and grant the use and enjoyment under any title permitted by the Law, of real and personal property, as well as any real rights thereon and personal rights, which are necessary or convenient for its corporate purpose or for the operations of the mercantile or civil companies in which it has an interest or participation, as well as its controlling companies or companies under common control with it;

         10.- To perform all kinds of acts and to execute all kinds of agreements, arrangements and operations, whether civil or mercantile, and to perform all acts necessary for the development of its corporate purpose; and

         11.- To carry out and perform all other commercial acts to which a Mexican mercantile company may dedicate itself legally.

         ARTICLE THREE.- The term of existence of the Company is indefinite.

         ARTICLE FOUR.- The corporate domicile of the Company is Mexico City, Federal District, but the Company may establish branches, agencies or offices and designate conventional domiciles anywhere else in the Mexican Republic or abroad, without its corporate domicile being understood as changed.

         ARTICLE FIVE.- The Company is Mexican and it shall be governed by the applicable laws of the United Mexican States. Current or future foreign shareholders of the Company hereby agree before the Ministry of Foreign Affairs to consider themselves as Mexican with respect to the shares of the Company that they acquire or hold, as well as with respect to the assets, rights, concessions, participations or interests held by the Company and the rights and obligations that derive from the contracts to which the Company is a party, and therefore not to invoke the protection of their governments regarding such shares, under the penalty, if they fail to honor their commitment, of forfeiting for the benefit of the Mexican Nation the rights and assets that they have acquired.

                                   CHAPTER II
                            CAPITAL STOCK AND SHARES

         ARTICLE SIX.- The capital stock is variable and it shall be represented by ordinary and registered shares without stated par value.

         The fixed capital stock without withdrawal right is $5,767,281,592.77 (five billion, seven hundred and sixty seven million, tow hundred eighty one thousand, five hundred and ninety two pesos 77/100) Mexican Currency, and is divided into 1,644,907,329 (one billion, six hundred forty four million, nine hundred and seven thousand, three hundred and twenty nine) fully subscribed and paid for shares, from which 838,902,738 (eight hundred thirty eight million, nine hundred and two thousand, seven hundred and thirty eight) shares correspond to Series "A" and the remaning 806,004,591 (eight hundred six million, four thousand five hundred and ninety one) shares correspond to Series "V". The maximum authorized capital is unlimited.

         The shares of capital stock are divided into the following Series:

         1.- Series "A", comprised by shares representing at least fifty one percent of the capital stock; and

         2.- Series "B", comprised by shares representing up to forty nine percent of the capital stock.

         All shares of the Company are of free subscription, that is, they can be subscribed to or acquired indistinctly by Mexican investors or foreigners, with the exceptions set forth in the applicable laws and regulations.



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         The Shareholders Meeting resolving on any increase in the capital stock shall fix the characteristics of the shares to be issued to that effect, with the capacity to establish subseries within each series.

         The companies in which the Company holds a majority of shares or interests, may not, directly or indirectly, invest in shares of this Company or of any other company which is a majority shareholder of this Company or which, without so being, has knowledge that it is a shareholder of this Company.

         ARTICLE SEVEN.- Shares are indivisible and, within their respective series, confer to their holders the same rights and obligations. Each share shall be entitled to one vote at the Shareholders Meetings.

         Outstanding shares are entitled to participate equally in the payment of dividends or other distributions, including that made as a consequence of the liquidation of the Company.

         Provisional and definitive share certificates may cover one or more shares and shall be signed by two proprietary members of the Board of Directors, whose signatures may be printed in facsimile iupon the terms set forth in section VIII of Article 125 of the General Law of Mercantile Companies. Such certificates or definitive certificates of title must satisfy all the requirements set forth by such law. In case of definitive share certificates, they must have adhered thereto the numbered registered coupons resolved by the Board of Directors to cover the payment of dividends; likewise, they shall include the provision referred to in Article Five of these By-laws.

         In the event of the loss, destruction or theft of the share certificates, the holder thereof may request their replacement subject to the provisions of the General Law of Credit Instruments and Operations. Any expenses originating therefrom shall be borne by the requesting party.

         ARTICLE EIGHT.- For purposes of Article of the General Law of Mercantile Companies, the Company shall keep a share registry book in which all subscription, acquisition or transfer operations of the shares of the capital stock shall be registered, setting forth the subscriber, acquirer or previous owner and the new shareholder.

         By resolution of the General Extraordinary Shareholders Meeting, the Company may acquire the shares representing its capital stock for their redemption against distributable profits. The acquisition shall be made pursuant to the provisions of Article 136 of the General Law of Mercantile Companies and upon the terms and conditions set forth by the Meeting so resolving.

         The certificates of redeemed shares shall be cancelled. Once the total number of redeemed shares is known, the Board may evidence, in the text of Article Six of these By-laws, the new number of shares into which the fixed portion of the capital stock without withdrawal right shall be divided by means of a public instrument to be protocolized and filed with the Public Registry of Commerce, together with the minutes of the Meeting which resolved the redemption, without a new resolution of the Meeting being necessary.

         ARTICLE NINE.- The fixed minimum portion of the capital stock of the Company may only be increased by resolution of the General Extraordinary Shareholders Meeting.

         Any increases in the variable portion of the capital stock may be effected by resolution of the General Ordinary Shareholders Meeting.

         No increase may be decreed until all shares previously issued are fully paid.



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         When passing a resolution on a capital stock increase, the corresponding General Shareholders Meeting or any other General Shareholders Meeting thereafter shall fix the terms and bases on which such increase must be carried out.

         Any increases in the capital stock may be made by capitalization of net worth accounts pursuant to Article 116 of the General Law of Mercantile Companies or by contributions in cash or in kind.

         In the increases in the capital stock due to capitalization of the net worth accounts, all shareholders shall be entitled to the proportional part of such accounts corresponding to them in accordance with their respective shareholdings.

         Except where the General Shareholders Meeting resolves otherwise, in any increases in the capital stock, Series "A" and Series "B" shares shall be issued in the proportion set forth for each one in Article Six of these By-laws.

         In any increases in the capital stock, the shareholders of the Company shall have a preferential right to subscribe to the new shares that are issued in proportion to the number of shares they hold at the time of the increase.

         Shareholders must exercise their preferential right within the term and under the conditions fixed for such purpose by the Meeting resolving the increase in capital, provided that such term may not be less than fifteen days or longer than thirty days and that the same shall be computed beginning with the date of publication of the corresponding notice in the Official Gazette of the Federation or beginning with the date of celebration of the corresponding Meeting, in the event that all the shares into which the capital stock is divided shall have been represented thereat.

         If after the expiration of the term during which the shareholders must exercise their preferential right, there are still some shares without subscription, these may be kept in the treasury of the Company for their subsequent placement in the manner and on the terms which the General Shareholders Meeting or, by delegation thereof, the Board of Directors may determine, but always on terms not more favorable than those on which they shall have been offered to the shareholders of the Company.

         All increases in the capital stock must be registered in the Book of Variations in the Capital Stock maintained by the Company.

         ARTICLE TEN.- The fixed minimum portion of the capital stock of the Company may only be decreased by resolution of the General Extraordinary Shareholders Meeting.

         Any decreases in the variable portion of the capital stock may be carried out by resolution of the General Ordinary Shareholders Meeting.

         Decreases in the capital stock may be made to absorb losses, make reimbursements to the shareholders or release them from payments not made.

         Any decrease in the capital stock due to losses or reimbursements, in the last case except in the event a reimbursement due to withdrawal, shall be made proportionally with respect to all outstanding shares.

         All decreases in the capital stock shall be registered in the Book of Variations in the Capital Stock maintained by the Company.



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                                   CHAPTER III
                                 ADMINISTRATION

         ARTICLE ELEVEN.- The administration of the Company shall be vested in a Board of Directors comprised by the number of proprietary members and their corresponding alternates resolved by the General Ordinary Shareholders Meeting. The alternate directors can only substitute the function of their respective proprietary members, unless the General Ordinary Shareholders Meeting resolves otherwise.

         Directors shall hold office for one year and may be reelected, but in all cases they shall perform their duties until the persons designated to substitute them take office.

         Of the proprietary Directors, one half plus one shall be designated by the Series "A" shareholders and recognized as Series "A" Directors; and the remainder shall be designated by the Series "B" shareholders and shall be recognized as the Series "B" Directors.

         Any shareholder or group of shareholders that represent at least 25% of the capital stock shall be entitled to designate a proprietary Director and, as the case may be, his corresponding alternate. The directors elected by minorities shall not be in addition to the number of proprietary Directors and alternates that, by resolution of the General Ordinary Shareholders Meeting should constitute the Board of Directors.

         Directors shall not be required to guarantee the performance of their duties, unless the General Ordinary Shareholders Meeting resolves otherwise.

         ARTICLE TWELVE.- The Series "A" Director designated by the General Ordinary Shareholders Meeting shall act as Chairman of the Board of Directors. In the absence of the Chairman and his corresponding alternate, the Series "A" Director appointed by the majority vote of the other directors, including at least the favorable vote of one Series "A" Director and one Series "B" Director shall act as such.

         The Board of Directors or, as the case may be, the General Ordinary Shareholders Meeting, may also designate (i) the Secretary of the Board of Directors and one or more alternates, who shall not need to be Directors; and
(ii) the persons who shall hold the other offices that are established for the better performance of the duties of the Board.

         The copies or evidence of the minutes of the meetings of the Board of Directors and of the Shareholders Meetings, as well as the entries included in the non-accounting corporate books and records, shall be authorized by the Secretary or by any Alternate Secretary.

         The Chairman, the Secretary and the Alternate Secretary or Secretaries are authorized to obtain the protocolization of the minutes of the Board of Directors Meetings or of the Shareholders Meetings, to grant and ratify the powers-of-attorney conferred by the Shareholders Meeting or the Board within their corresponding competencies and, as the case may be, to process their filing with the Public Registry of Commerce, as well as to perform all other acts necessary or convenient for the formalization of such minutes and for the adopted resolutions evidenced therein to become fully effective.

         ARTICLE THIRTEEN.- The Board of Directors shall have the legal representation of the Company and, except for the matters that the law or these by-laws reserve in exclusive form to the Shareholders Meeting, will be invested with the following powers:

         1.- General power-of-attorney for lawsuits and collections, for acts of administration, including labor administration, and for acts of ownership, with all the general powers and the special powers that require a special


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clause according to the law, upon the terms of Articles two thousand five hundred and fifty-four, paragraphs first, second and third, and two thousand five hundred and eighty-seven of the Federal Civil Code and the correlative provisions of the Civil Codes of each of the entities of the Mexican Republic, as well as for the effects of Articles eleven, forty-six, forty-seven, one hundred and thirty-four, section three, five hundred and twenty-three, six hundred and ninety-two, sections one, two and three, six hundred and ninety-two, sections one, two and three, six hundred and eighty-seven, eight hundred and seventy-six, eight hundred and seventy-eight, eight hundred and eighty-three and eight hundred and eighty-four of the Federal Labor Law. Therefore, it shall represent the Company before all kinds of administrative and judicial authorities, whether federal, state and municipal, before all kinds of boards of conciliation and of conciliation and arbitration and other labor authorities and before arbiters and arbitrators. The foregoing powers-of-attorney include, without limitation, power to file all kinds of lawsuits and remedies, even injunctive ["amparo"] proceedings, and to withdraw therefrom; to settle, agree to arbiters, articulate and release positions, assign goods, challenge and receive payments; to discuss, execute and review collective bargaining agreements; to represent the Company before labor authorities in labor matters where the Company is a party or an interested third party, both at the initial hearing and at any of the stages of the procedure of the labor law; to file penal claims and complaints, grant discharges and assist the Public Prosecutor.

         2.- To subscribe for and in any form negotiate credit instruments, upon the terms of Article Ninth of the General Law of Credit Instruments and Operations.

         3.- To open and cancel banking accounts in the name of the Company, as well as to make deposits and draw against them, and designate the persons to draw against them.

         4.- To appoint and remove the attorneys-in-fact, officers, agents and employees of the Company as well as to determine their attributions, guarantees and remunerations.

         5.- To call General Ordinary and Extraordinary Shareholders Meetings, and to carry out their resolutions.

         6.- To grant general or special powers-of-attorney, always reserving the exercise thereof, as well as to revoke general or special powers-of-attorney.

         7.- To determine the sense in which the votes corresponding to the shares or other participations owned by the Company shall be cast at general and special shareholders meetings of the companies in which this Company holds any shares or other participations.

         8.- The other powers-of-attorney which may correspond to them under the law or under regulatory or administrative provisions or these By-laws.

         The Board may delegate its authorities to one or more of its Directors, to the Director or Manager cr any of the attorneys-in-fact delegatees designated to that effect, for them to exercise the same in the business or business and on the terms and conditions that the self same Board signals, and, in general, to carry out the acts and operations which are necessary or convenient for the corporate purpose of the Company, with the exception of those expressly reserved by the law or by these By-laws to the Shareholders Meeting.

         Notwithstanding what is contained in this article, the Board of Directors shall not have the powers to resolve those matters listed in article twenty four that follows, which are the competency of the Shareholders Meeting of the Company.

         ARTICLE FOURTEEN.- The Chairman of the Board of Directors shall preside over the meetings of the Board; he shall comply with the resolutions of the Shareholders Meetings and of the Board without the need for any


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special resolution, and shall have the other powers and obligations set forth by the General Law of Mercantile Companies and those expressly granted to him by the Board of Directors.

         ARTICLE FIFTEEN.- The Board shall meet as often as it may resolve or when called by its Chairman, any 2 (two) Directors, the Secretary or any Alternate Secretary of the Company. Its meetings must be held at the corporate domicile of the Company, except when the Board itself deems it convenient to hold them anywhere else in the Mexican Republic or abroad.

         Calls for the Board of Directors meetings must be sent to the Directors by mail, telegram, fax or messanger, at least 5 (five) days in advance of the date of the meeting. To Directors who reside outside the corporate domicile, the call must be sent by telegram or telecopy, the same number of days in advance.

         Meetings may be held without such call if all the Directors or their corresponding alternates are present thereat.

         ARTICLE SIXTEEN.- In order for the Board of Directors meetings to be deemed legally convened, the attendance of the majority of the members thereof shall be required, including at least the one Series "A" Director and one Series "B" Director. The resolutions of the Board of Directors shall be valid when they are approved by a majority of votes of the members present, including the affirmative vote of at least one of the Series "A" Directors and one of the Series "B" Directors. In the event of a tie, the Chairman shall not have a tie-breaking vote.

         The minutes of each meeting of the Board shall be registered in the minute books so maintained and shall be signed by the President and Secretary of the meeting.l

         Pursuant to Article 143 of the General Law of Mercantile Companies, the resolutions of the Board of Directors shall be validly taken without the need to hold a Board of Directors meeting, provided that: i) the affirmative vote of all the Directors or their corresponding alternates is received, and ii) the resolutions are confirmed in writing.

         The Board of Directors or, as the case may be, the General Ordinary Shareholders Meeting, may establish one or more Committees, in each case, with the functions and powers that the Board or, as the case may be, the Shareholders Meeting may determine, and which operation shall be subject to the operational rules established therefor. The Committees shall invariably act as collegial organs and their powers cannot be delegated in physical persons, including officers, attorneys-in-fact or employees of the Company.

         The designation of the Director General and the following officers of the Company, or equivalent positions, require the approval of the Board of
Directors: Director of Operations, Director of Finance, Director of Marketing and Technical Director.

                                   CHAPTER IV
                                  SURVEILLANCE

         ARTICLE SEVENTEEN.- The surveillance of the Company shall be entrusted to two or more Statutory Auditors, as determined by the General Ordinary Shareholders Meeting, with their corresponding alternates. One Statutory Auditor and his alternate shall be appointed by the majority of votes of the Series "A" shareholders and another Statutory Auditor and his alternate shall be appointed by majority vote of the Series "B" shareholders.

         The Statutory Auditor or Auditors need not be shareholders of the Company; they shall hold office for one year and may be reelected but, in any event, they shall hold their position until the persons designated to substitute them take office.


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         Every shareholder or group of shareholders that represents twenty-five percent of the capital stock shall have the right to designate one Statutory Auditor and his corresponding alternate.

         The Statutory Auditor or Auditors shall have the attributions and obligations listed in Article 166 of the General Law of Mercantile Companies, as well as all those powers and obligations delegated to them by the General Ordinary Shareholders Meeting.

         The Statutory Auditor or Auditors shall not be required to guarantee their performance unless the General Ordinary Shareholders Meeting resolves otherwise.

                                    CHAPTER V

                              SHAREHOLDERS MEETINGS

         ARTICLE EIGHTEEN.- The Shareholders Meeting is the supreme body of the Company and its meetings shall be held at the corporate domicile.

         Shareholders Meetings shall be General Extraordinary Meetings and General Ordinary Meetings.

         Except for that set forth in these By-laws for increases and decreases in capital stock, the General Meetings called to transact any of the matters included in Article 182 of the General Law of Mercantile Companies shall be Extraordinary. All other Meetings shall be General Ordinary Meetings.

         General Ordinary Meetings shall be held at least once a year, within 4
(four) months after the close of each fiscal year. In addition to the items of the Agenda, the matters referred to in Article 181 of the General Law of Mercantile Companies, including the submission to the shareholders of the report referred to in the general heading of Article 172 of such Law. For the purposes of Article 181 of the General Law of Mercantile Companies, it shall be sufficient that any of the Statutory Auditors has presented his report so that the General Ordinary Shareholders Meeting can be held and so that the resolutions taken in it in conformity with what is set forth in these By-laws and in applicable legislation are valid.

         ARTICLE NINETEEN.- Calls for the Shareholders Meetings must be made by the Board of Directors, the Chairman of the Board, the Secretary, any Alternate Secretary and any two directors or any of the Statutory Auditors. Likewise, shareholders representing at least 33% of the capital stock may request, in writing and at any time, that the Board of Directors or any of the Statutory Auditors call a Shareholders Meeting to transact the matters specified in their request.

         Any shareholder who holds one share shall have the same right in any of the events referred to in Article 185 of the General Law of Mercantile Companies and pursuant to the procedure set forth therein.

         ARTICLE TWENTY.- Calls for Meetings must be published in the Official Gazette of the Federation and in one of the newspapers of highest circulation in the corporate domicile, at least 15 (fifteen) days in advance of the date fixed for the Meeting. Calls shall include the Agenda and must be signed by the person or persons who prepares them, it being understood that if the Board of Directors prepares them, the signature of the Chairman, the Secretary or any Alternate Secretary shall suffice.

         Meetings may be held without prior call if the capital stock is totally represented at the time of voting.


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         ARTICLE TWENTY-ONE.- To attend Meetings, shareholders must produce the corresponding admission card, which shall be issued only at the request of the persons registered as holders of shares in the Share Registry Book of the Company, which request must be filed at least forty-eight hours before the time fixed for the holding of the Meeting. With the same anticipation, the shareholders should deposit their temporary or definitive certificates representing their shares with the Company or exhibit evidence of their deposit with an institution authorized therefor.

         For purposes of attendance to the Meetings, the Share Registry Book shall be closed 48 (forty-eight) hours before the date fixed for the holding of the applicable Meeting.

         Any shares which are deposited in order to be entitled to attend the Meeting, shall only be returned after such Meeting is held, in exchange for the voucher issued to the shareholder for them.

         ARTICLE TWENTY-TWO.- Shareholders may be represented at Meetings by the person or persons designated by means of a proxy signed before two witnesses.

         The members of the Board of Directors and the Statutory Auditor or Auditors may not represent any shareholders at any meeting.

         In the cases in which, in conformity with these By-laws, the holders of only one series should vote separately, or whose votes should be computed separately, such voting or the computation shall be carried out in the corresponding General Meeting.

         In accordance with article 178 of the General Law of Mercantile Companies, the resolutions of the Shareholders Meetings shall be validly taken, without the need to celebrate a physical Meeting if and only if: (i) the affirmative vote of all the shareholders is obtained, and (ii) the resolutions are confirmed in writing. The resolution shall be valid after the Secretary can accredit the written evidences of the agreement adopted in accordance with a text that has been circulated for that purpose.

         ARTICLE TWENTY-THREE.- Meetings shall be presided over by the Chairman of the Board of Directors or, in his absence, by his alternate, and in the absence of both, by the person designated by majority vote of the holders of each of the Series "A" and "B" shares present. The Secretary of the Board of Directors shall act as Secretary of the Meeting or, in his absence, any Alternate Secretary, and in the absence of both, such office shall be held by the person designated by majority vote of the shareholders of each of the "Series "A" and "B" present.

         The minutes of the Meeting shall be recorded in the corresponding book and shall be signed by the Chairman and the Secretary of the Meeting. Statutory Auditors who attend the Meeting may also sign the corresponding minutes, without their signature being necessary for the validity of the minutes.

         ARTICLE TWENTY-FOUR.- For a General Ordinary Shareholders Meeting to be deemed legally convened upon first call, at least 51% of the outstanding shares must be represented thereat.

         Upon second call, and except as otherwise provided by the following paragraph, Ordinary Shareholders Meetings may be validly held regardless of the number of shares represented thereat.

         For the resolutions of the General Ordinary Meeting to be validly passed, upon first or subsequent call, the attendance and the affirmative vote of a majority of outstanding Series "A" shares and a majority of votes of the Series B shares represented at the Meeting shall be required.



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         The following matters shall be the exclusive competence of the General
Meeting, whether Ordinary or Extraordinary, in accordance with that set forth in these By-laws:

         (a).- The acquisition of an interest in a company not engaged in the Telecommunications Industry, or the acquisition of goods or assets related to a business or operation not belonging to such Industry, at a price in any event exceeding the amount of US$30,000,000.00 Dollars, lawful currency of the United States of America or its equivalent in Mexican currency.

         (b).- The approval of any plan or the execution of any operation connected with a joint venture, co-investment, strategic alliance or merger in the Telecommunications Industry, which in any event involves the investment of an amount of money exceeding US$100,000,000.00 Dollars, lawful currency of the United States of America, or its equivalent in Mexican currency, or the merger with another legal entity having assets which value exceeds such amount, except in the event of any plan to merge or consolidate with the properties controlled by affiliates of Motorola, Inc. or its assignees in Regions 1, 2, 3 and 4 or in the event of an operation earmarked for the rendering of wireless telephone services in Regions 1 and 4 using the 1.8 GHz frequency band.

         (c).- The sale of goods (except for the sale of replaced or obsolete inventories or equipment carried out in the ordinary course of business of the Company) or the sale of businesses or operations in exchange of a consideration exceeding the amount of US$30,000,000.00 Dollars in the aggregate, lawful currency of the United States of America, or its equivalent in Mexican currency, during one fiscal year of the Company, either carried out in a single act or in several simultaneous or successive related transactions.

         (d).- The assumption of debts in an amount exceeding in the aggregate US$100,000,000.00 Dollars, lawful currency of the United States of America, or its equivalent in Mexican currency, during one fiscal year of the Company, either carried out in a single act or in several simultaneous or successive related transactions; except in the event of operations for the refinancing of existing debts, or for debts resulting from the financing granted by suppliers, or for debts resulting from the financing of specific projects.

         (e).- Increases of capital stock of the Company as well as the issuance or placement of shares for a consideration in the aggregate exceeding the amount of US$50,000,000.00 Dollars, lawful currency of the United States of America, or its equivalent in Mexican currency, during one fiscal year of the Company, either carried out in a single act or in several simultaneous or successive related transactions; except in the event of capital increases effected or, as the case may be, shares issued or placed, as a result of a plan to merge or consolidate with the properties controlled by affiliates of Motorola, Inc. or its assignees in Regions 1, 2, 3 and 4 or the net proceeds of which issuance or placement are to be invested in a joint venture, co-investment or strategic alliance in which the Company participates, directly or indirectly, provided that such joint venture, co-investment or strategic alliance shall have been established to render wireless telephone services in Regions 1 and 4 using the
1.8 GHz frequency band.

         (f).- The execution, amendment, rescission or termination of agreements, arrangements or operations with or for the benefit of: (i) a subsidiary of the controlling company of the Company, except in the event of agreements, arrangements or operations executed celebrated exclusively between the Company and any other company or companies in which such controlling company holds shares or other interests that represent at least 90% of the capital stock; or (ii) a holder of Series "A" shares issued by the controlling company of this Company or any subsidiary of such holder.

         (g).- The termination or disposal of any of the cellular phone, fixed wireless telephone, long-distance or satellite transmission operations carried out by the Company in any adjacent geographical area, or of the assets used in the nets related to such operations, as long as the annual consolidated income generated by the operation intended to be terminated or transferred shall have exceeded the amount of US$10,000,000.00 Dollars, lawful currency of the United States of America, or its equivalent in Mexican currency, during each of the 2
(two) previous fiscal years; or


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the termination of cellular phone, fixed wireless telephone, long-distance or satellite transmission services rendered in any Region established for the rendering of wireless telephone services in the Mexican Republic.

         (h).- The submission of any request or the execution of any other act the purpose of which is to terminate any concession related to the cellular phone, fixed wireless telephone, long-distance or satellite transmission services, including, without limitation, any request to abandon any part of the radio spectrum which had been granted under concession to the Company for the rendering of such services.

         (i).- In the event that any other legal entity in which this Company holds shares or other interest representing at least 10% (ten percent) of the capital stock, the determination of the manner in which the votes corresponding to such shares or other interest must be cast, with respect to: (1) any of the matters indicated in the present clauses (a) through (j), as such matters refer to the applicable legal entity; or (2) the dissolution of such legal entity and the designation of the corresponding liquidators, or (3) any modification of the bylaws of such legal entity, with respect to matters contained in articles 3, 5, 6, 7, 11, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25, 26 and 27 of these
By-laws; as we; as the granting of proxies to vote the corresponding shares or other interest in connection with any of the abovementioned matters.

         (j).- The granting of powers-of-attorney or any other delegation of powers in connection with the matters provided for in paragraphs (a) to (i) above.

         The approval by the General Ordinary Shareholders Meeting of any business plan, whether or not annual, that encompasses some of the matters indicated in paragraphs (a) through (j) above, will not signify that such matter has been approved by such Meeting pursuant to the terms of this article 28, unless (I) the matters has been clearly and faithfully related in the corresponding business plan, and (ii) such business plan has expressly qualified the applicable matter as one of the matters included in paragraphs (a) to (j) above. For purposes of this section II:

         The term "Telecommunications Industry" means any of the following activities: (i) the ownership, administration, operation or maintenance of a network to transmit information, voice or video signals by any means; (ii) the rendering of services to transmit information, voice or video signals by any means; (iii) the provision of equipment to be used in the facilities of users; and (iv) the rendering of value added services. It shall be deemed that the marketing of the abovementioned goods and services on a wholesale or retail basis, or by resale, is part of the Telecommunications Industry.

         ARTICLE TWENTY-FIVE.- For a General Extraordinary Shareholders Meeting to be deemed legally convened upon first call, at least 75% of the outstanding shares must be represented thereat.

         Upon second or ulterior call, Extraordinary Shareholders Meetings may be validly held if at least 51% of the outstanding shares are represented thereat.

         In order for resolutions of the Extraordinary Meeting to be validly adopted, upon first or subsequent call, the affirmative vote of a majority of each of the Series "A" and B" shares shall be required.

                                   CHAPTER VI

                              FINANCIAL INFORMATION
                               PROFITS AND LOSSES

         ARTICLE TWENTY-SIX.- Within 3 (three) months following the close of each fiscal year, the Board of Directors shall prepare, at least, the following financial information:



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         1.- A report of the Board of Directors on the performance of the
Company during the fiscal year, as well as on the policies followed by the Board and, as the case may be, on the main existing projects;

         2.- A report in which the principal accounting and information policies and criteria followed during the preparation of the financial information are stated and explained;

         3.- A statement showing the financial position of the Company as of the end of the fiscal year;

         4.- A statement showing, duly explained and classified, the results of the Company during the fiscal year;

         5.- A statement showing the changes in the financial condition of the Company during the fiscal year;

         6.- A statement showing the changes in the items that comprise the shareholders equity of the Company that occurred during the fiscal year; and

         7.- Any notes necessary to complete or clarify the information reflected in the abovementioned statements.

         ARTICLE THIRTY-TWO.- The report referred to in the previous article, together with the report by the Statutory Auditor or Auditors, must be completed and made available to the shareholders, together with the supporting documentation, at least 15 (fifteen) days before the Meeting at which they are to be discussed. The shareholders shall be entitled to be delivered a copy of the corresponding reports.

         ARTICLE THIRTY-THREE.- Once the statutory deductions shall have been made, including, as an example, that related to the payment of Income Tax, the annual net profits shown in the financial statements approved by the Meeting, shall be applied as follows:

         1.- 5% (five percent) to the legal reserve fund, until it equals, at least, 20% of the capital stock;

         2.- The percentage determined by the Meeting, to constitute, increase and replenish the capital reserves and the contingency, reinvestment and special reserve funds that it deems convenient; and

         3.- The remaining amount, if any, for the purpose determined by the Ordinary Shareholders Meeting.

         If there are any losses, they shall be reported by the shareholders in proportion to the number of their shares and up to the value paid therefor.

         ARTICLE TWENTY-NINE.- Dividends not collected within 5 (five) years of the date on which their payment began, are deemed to be renounced and prescribed in favor of the Company, according to the laws in force, and must be credited to the ordinary reserve fund.

                                   CHAPTER VII
                           DISSOLUTION AND LIQUIDATION

         ARTICLE THIRTY.- The Company shall be dissolved in any of the events set forth in Article 229 of the General Law of Mercantile Companies.

         ARTICLE THIRTY-ONE.- Once the Company is dissolved, it shall be liquidated, which liquidation shall be carried out by the person or persons determined by the General Extraordinary Shareholders Meeting.



                                      E-13
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         ARTICLE THIRTY-TWO.- The liquidation shall be effected following the resolutions passed by the shareholders when resolving or declaring the dissolution of the Company. If there are no special resolutions of the Meeting, the liquidation shall be made in accordance with the provisions of the corresponding chapter of the General Law of Mercantile Companies.

                                  CHAPTER VIII

                                  FISCAL YEARS

         ARTICLE THIRTY-EIGHT.- The fiscal years shall last for one year, counted beginning from the first day of January to the thirty-first day of December each year.


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